

July 18, 2011

<u>Via E-mail</u>

Mr. Philip Cook
Senior Vice President – Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

> **Re: Quicksilver Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 1-14837**

Dear Mr. Cook:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Business, page 6</u>

1. We note your disclosure at page 7 that you have "significant expertise and a demonstrated history of identifying, developing and *producing fractured shales*, coal seams and tight sands" (emphasis added). We further note your disclosure at pages 18 and 27 in respect of potential legislation relating to hydraulic fracturing. Please tell us, with a view towards disclosure:

- the location of your hydraulic fracturing activities;

- your acreage subject to hydraulic fracturing;

- the percentage of your reserves subject to hydraulic fracturing;

- the anticipated costs and funding associated with hydraulic fracturing activities (in addition to your disclosure, for example at page 13); and

- whether there have been any incidents, citations or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what has been your response.

2.   In regard to your hydraulic fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water

3.   We note your risk-factor disclosure at page 24 that you maintain insurance against various operational hazards "in accordance with customary industry practice." Please disclose the applicable deductibles and policy limits related to your insurance coverage, particularly with respect to pollution liability and associated environmental remediation costs.

4.   Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee, Staff Attorney, at (202) 551-3340 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director